FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: November 14, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            14 November,2007 Lawry's and Adolph's sale

Exhibit 99





Unilever Agrees to Sell Lawry's and Adolph's Brands


Englewood Cliffs, NJ - November 14, 2007 - Unilever today announced that it has signed a definitive agreement with McCormick & Company, Incorporated to sell its Lawry's and Adolph's branded seasoning blends and marinades business in the US and Canada for $ 605 million (EUR 410 million) in cash. The transaction, which is subject to regulatory approval, is expected to close in 2008.



The Lawry's and Adolph's brands generated approximately $150 million (EUR 100 million) in combined revenue for Unilever in 2006.



"This transaction takes us a step forward as we continue to reshape our portfolio in North America by sharpening our focus on building strong brands with global reach," said Michael B. Polk, President, Unilever Americas.



Under the terms of the transaction, the company's manufacturing facility in Independence, Mo., is remaining with Unilever, since it produces other Unilever products. No Unilever employees will be transferred with the business.



The transaction is part of Unilever's announced plans to dispose of non-strategic brands, with collectively more than EUR 2 billion in turnover.





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For further information, please contact:



Anita Larsen, Unilever US Media Relations,

201-894-7760, MediaRelations.USA@unilever.com



Unilever London office: Trevor Gorin + 44 207 822 6010

Unilever Rotterdam office: Tanno Massar + 31 10 217 4844







SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



About Unilever



Unilever (NYSE: UL, UN), one of the world's largest consumer products companies, aims to add vitality to life by meeting everyday needs for nutrition, hygiene and personal care. Each day, around the world, consumers make 160 million
decisions to purchase Unilever products.   The company has a portfolio of brands
that make people feel good, look good and get more out of life.



In North America, these brands include recognized names such as: Axe, "all," Ben & Jerry's, Bertolli, Breyers, Caress, Country Crock, Degree, Dove personal care products, Hellmann's, Knorr, Lipton, Popsicle, Promise, Q-Tips, Skippy, Slim-Fast, Snuggle, Suave, Sunsilk and Vaseline. All of the preceding brand names are registered trademarks of the Unilever Group of Companies. Dedicated to serving consumers and the communities where we live and work, Unilever throughout North America employs approximately 15,500 people in more than 60 office and manufacturing sites - generating approximately $10.6 billion (EUR 8.5 billion) in sales in 2006. For more information, visit www.unileverna.com.





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